UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


         [ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                       EXCHANGE ACT OF 1934 [FEE REQUIRED]

                 FOR THE FISCAL YEAR ENDED December 31, 1995 OR

       [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                        FOR THE TRANSITION PERIOD FROM TO

                         Commission file number: 1-9250


         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                ConsecoSave Plan


         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                                  Conseco, Inc.
                         11825 North Pennsylvania Street
                              Carmel, Indiana 46032




J:\11-K.94\11-KCVR.CNC

                                CONSECOSAVE PLAN


                                      INDEX

  a)  Financial Statements

         Report of Independent Accountants....................................................................    3

         Statement of Net Assets Available for Plan Benefits - December 31, 1995 and 1994.....................    4

         Statement of Changes in Net Assets Available for Plan Benefits
             for the years ended December 31, 1995 and 1994...................................................    5

         Notes to Financial Statements........................................................................    6

         Supplemental schedules...............................................................................   12

  b)  Exhibit

         23        Consent of Independent Accountants


                                        2

                        REPORT OF INDEPENDENT ACCOUNTANTS





To the Plan Trustees
ConsecoSave Plan
Carmel, Indiana





We have audited the accompanying statement of net assets available for plan benefits of the ConsecoSave Plan (the "Plan") as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1995 and reportable transactions for the year ended December 31, 1995 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.






Indianapolis, Indiana                               Coopers & Lybrand L.L.P.
June 14, 1996

                                CONSECOSAVE PLAN

               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                           December 31, 1995 and 1994






                                                                                       1995                          1994
                                                                                 -----------------           ----------------
Assets:
     Investments in ConsecoSave Trust Portfolios at fair value:
         Corporate Bond Portfolio (cost: 1995 - $6,511,148;
            1994 - $7,116,890)                                                    $     6,772,474             $     6,759,602
         Interest Income Portfolio (cost: 1995 - $21,280,156;
            1994 - $21,053,290)                                                        21,280,156                  21,053,290
         Equity Portfolio (cost: 1995 - $20,797,109; 1994 - $16,209,024)               23,845,210                  17,313,910
         Money Market Portfolio (cost: 1995 - $8,210,626;
            1994 - $8,293,737)                                                          8,210,626                   8,293,737
         Government Securities Portfolio (cost: 1995 - $4,250,247;
            1994 - $4,588,883)                                                          4,431,429                   4,525,516
         Conseco Stock Portfolio (cost: 1995 - $4,612,484;
            1994 - $3,928,851)                                                          7,601,416                   4,545,661
         CCP Stock Portfolio (cost: 1995 - $5,995; 1994 - $575,564)                         5,995                     519,683
         BLH Stock Portfolio (cost: 1995 - $1,283,356; 1994 - $346,443)                 1,298,166                     344,385
                                                                                 -----------------           -----------------

            Total investments                                                          73,445,472                  63,355,784

     Employer contribution receivable                                                   2,810,580                   1,490,799
                                                                                 -----------------           -----------------

            Net assets available for plan benefits                                $    76,256,052             $    64,846,583
                                                                                 =================           =================



























   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                 For the Years Ended December 31, 1995 and 1994




                                                                                       1995                          1994
                                                                                 ----------------             ----------------
Investment Income:

     Interest and dividends                                                       $     3,267,014             $     2,889,813

     Net realized gains (losses) on sales of investments                                4,412,796                    (733,040)

     Net unrealized appreciation (depreciation) in fair value of investments            5,195,745                  (1,989,846)
                                                                                 -----------------           -----------------

                   Net investment income                                               12,875,555                     166,927
                                                                                 -----------------           -----------------

Contributions:

     Employee contributions                                                             9,094,926                   7,946,994

     Employer contributions                                                             2,810,580                   1,578,756
                                                                                 -----------------           -----------------

                   Total contributions                                                 11,905,506                   9,525,750
                                                                                 -----------------           -----------------

Deductions:

     Benefits paid                                                                     13,353,410                   8,332,406

     Custodial fees                                                                        18,182                      19,670

     Transfer of assets to WesternSave Plan                                                    --                   1,085,589
                                                                                 -----------------           -----------------

                   Total deductions                                                    13,371,592                   9,437,665
                                                                                 -----------------           -----------------

Net increase in net assets available for plan benefits                                 11,409,469                     255,012

Net assets available for plan benefits, beginning of year                              64,846,583                  64,591,571
                                                                                 -----------------           -----------------

Net assets available for plan benefits, end of year                               $    76,256,052             $    64,846,583
                                                                                 =================           =================















   The accompanying notes are an integral part of these financial statements.

                                CONSECOSAVE PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies

         The accompanying financial statements of the ConsecoSave Plan (the "Plan") have been prepared in accordance with generally accepted accounting principles. In October 1995, BankersSave Plan, a plan sponsored by Bankers Life and Casualty Company ("Bankers"), an indirect subsidiary of the Plan sponsor, Conseco, Inc. ("Conseco"), was merged into the Plan due to Conseco's intention to acquire substantially all of the outstanding shares of Bankers' parent. The transaction was accounted for as a pooling of interests and, therefore, all prior period financial statements presented have been restated as if the merger occurred at the beginning of such periods. The total assets of BankersSave at December 31, 1994 were $55,892,037.

         Investments

         The Plan provides the following investment options for voluntary employee contributions: Corporate Bond Portfolio, Interest Income Portfolio, Equity Portfolio, Money Market Portfolio, Government Securities Portfolio and Conseco Stock Portfolio. Employer contributions are invested solely in the common stock of Conseco. The Plan's investments, except for the affiliated stocks which are held by the Trustees of the Plan, are maintained under a group annuity contract in a separate account of Bankers National Life Insurance Company ("BNL"), an indirect wholly-owned subsidiary of Conseco.

         Investments in each portfolio are valued monthly at the close of the New York Stock Exchange's last business day, with the exception of regional business holidays. The cost of investments sold is determined on the specific identification basis. Investment transactions are accounted for on the settlement date.

         The Corporate Bond Portfolio invests in investment-grade and high-yield corporate bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

         The Interest Income Portfolio invests in guaranteed interest contracts issued by life insurance companies. These contracts are carried at their accumulated contract values, which are cost adjusted for interest credited (at a blended rate of 6.40 percent and 6.58 percent at December 31, 1995 and 1994, respectively). Such carrying values approximate fair values. The contracts, interest rates, and expiration dates are as follows:

            Bankers National Life Insurance Company - 1993        6.90%    December 31, 1996
            Beneficial Standard Life Insurance Company - 1993     7.05%    December 31, 1997
            Beneficial Standard Life Insurance Company - 1994     5.00%    December 31, 1998
            Great American Reserve Insurance Company - 1993       6.90%    December 31, 1996
            Great American Reserve Insurance Company - 1995       7.45%    December 31, 2000
            Western National Life Insurance Company - 1992        6.50%    June 30, 1996
            Western National Life Insurance Company - 1993        7.05%    December 31, 1997

         The Equity Portfolio invests in selected equity securities and other securities having the investment characteristics of common stocks. The equity portion of the portfolio is widely diversified by both industry and number of issuers. Investment opportunities are sought among securities of larger, established companies, although securities of smaller, less well known companies may also be selected. Equity securities traded on a national securities exchange are valued at their closing market prices. Fixed income securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For fixed income securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services.

                                CONSECOSAVE PLAN

1.  Summary of Significant Accounting Policies (Continued)

         Investments (continued)

         The Money Market Portfolio invests in money market instruments maturing within one year, with an average maturity of 120 days or less. Such investments are carried at amortized cost which approximates fair value.

         The Government Securities Portfolio invests in securities issued by the U.S. Government or an agency or instrumentality of the U.S. Government, including mortgage-backed securities. The U.S. Government securities which may be purchased include direct obligations issued by the U.S. Treasury, such as Treasury Bills, certificates of indebtedness, notes and bonds. Securities for which representative market quotes are readily available are valued at the mid-day mean between the bid and ask prices as quoted by one or more dealers who make a market in such securities. For securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services. Short-term investments are carried at amortized cost which approximates fair value.

         The Conseco Stock Portfolio invests in the common stock of Conseco only. The return is based on changes in the market value of Conseco common stock and dividends received, which are reinvested in Conseco common stock. The Conseco common stock is valued at its closing market price on the New York Stock Exchange.

         Prior to August 31, 1995, the CCP Stock Portfolio invested in the common stock of CCP Insurance, Inc. ("CCP") only. The return was based on changes in the market value of CCP common stock and dividends received, which were reinvested in CCP common stock. The CCP common stock was valued at its closing market price on the New York Stock Exchange. As of August 31, 1995, CCP was merged into Conseco. The remaining balance in the CCP Stock Portfolio at December 31, 1995, which consisted of money market funds, was distributed to participants during the second quarter of 1996.

         The BLH Stock Portfolio invests in the common stock of Bankers Life Holding Corporation ("BLH") only. The return is based on changes in the market value of BLH common stock and dividends received, which are reinvested in BLH common stock. The BLH common stock is valued at its closing market price on the New York Stock Exchange. Effective January 1995, no new contributions were accepted into this Portfolio.

         Certain amounts from the prior year have been reclassified to conform to the 1995 presentation.

         Administrative Expenses

         Operating expenses and maintenance fees incurred during the years ended December 31, 1995 and 1994, except for investment custodial fees, were paid by BNL on behalf of the Plan. Future payment of such expenses by BNL is at Conseco's discretion.

         Income Taxes

         Under Sections 401(a) and 501(a), respectively, of the Internal Revenue Code, the Plan is qualified and the ConsecoSave Trust, a collective trust established under the Plan, is tax-exempt.

                                CONSECOSAVE PLAN

2.  Plan Description

         The Plan is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Established April 1, 1989, and amended and restated on January 1, 1993 and October 1, 1995, the Plan includes all employees of Conseco and its subsidiaries (other than employees of American Life Holdings, Inc.). Participation is voluntary. Effective July 1, 1995, employees are eligible to become a participant on the first day of the calendar quarter immediately following (1) the employee's date of hire or on the first day of any calendar quarter thereafter if such employee's customary employment is for at least 1,000 hours of service per year; or (2) if the employee's customary employment is less than 1,000 hours of service per year, the last day of either the employee's initial six-month period of employment or any subsequent six-month period during which the employee completes 500 hours of service. From January 1 through July 1, 1995, employees were eligible to become a participant in the Plan on the first day of the calendar quarter immediately following the employee's date of hire or on the first day of any calendar quarter thereafter. Prior to January 1, 1995, employees who had completed six consecutive months of service were eligible to become a participant in the Plan.

         Employee contributions to the Plan are made through periodic payroll deductions in increments of 1.0 percent of the participant's annual earnings, not to exceed the lesser of 15.0 percent of the participant's annual earnings or the maximum amount specified by federal tax law ($9,240 for pre-tax contributions for 1995 and 1994). Payroll deductions may be made on a pre-tax and after-tax basis. Participants must contribute at least 5.0 percent pre-tax in order to make concurrent after-tax contributions. Participants designate the portfolios to which their contributions are made. Prior to January 1, 1995, participants must have contributed at least 4.0 percent pre-tax in order to make concurrent after-tax contributions.

         During 1994 and the last six months of 1995, Conseco matched 50.0 percent of each participant's pre-tax contributions up to a maximum of
         4.0 percent of the participant's annual earnings. During the first six months of 1995, Conseco matched 100.0 percent of each participant's pre-tax contributions up to a maximum of 5.0 percent of the participant's annual earnings. Additional amounts may be contributed by Conseco at the discretion of its Board of Directors. All employer contributions are made to the Conseco Stock Portfolio, which invests solely in Conseco common stock. Such contributions are made no later than the due date for filing Conseco's federal income tax return, including extensions.

         Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants who were in the plan prior to December 31, 1992 have a gradual vesting schedule based upon length of service and are fully vested in Conseco's contributions after five years of service. After that date, participants are still subject to a gradual vesting schedule based upon length of service but are fully vested after six years. The non-vested interests of withdrawn participants are used to reduce Conseco's future contributions.

         All benefits under the Plan are paid in cash in a lump sum, whole shares of Conseco or BLH common stock, or a combination thereof. A participant may make withdrawals after age 59 1/2, and under certain circumstances, hardship withdrawals and after-tax deposit account withdrawals. Portfolio transfers are allowed quarterly in 1.0 percent increments.

         Participants may obtain loans up to 50.0 percent of the vested portion of their account balances, excluding employer contributions in Conseco stock, to a maximum loan of $50,000. Only one loan may be outstanding at a time. Repayment of both principal and interest is made to the participant's account via payroll deduction or a lump sum.

                                CONSECOSAVE PLAN

2.  Plan Description  (continued)


         The Plan is administered by the Plan Administrator, who is appointed by Conseco's Board of Directors, and who establishes the rules and procedures necessary for the Plan's operations. Although it has not expressed any intent to do so, Conseco has the right to terminate the Plan. In the event the Plan is terminated, each participant's account shall be nonforfeitable with respect to both the participant's and employer's contributions and the net assets shall be set aside for payment to the participants. Distribution shall be made by the Trustee in a lump sum or in substantially equal installments during a period not exceeding one year following such termination.

         The   foregoing   description   of  the  Plan   provides  only  limited
         information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

3.  Transfer of Plan Assets

         On April 1, 1994, the WesternSave Plan was established in connection with the sale of Conseco's majority ownership interest in Western National Life Insurance Company. The balances of the Equity Portfolio, the Money Market Portfolio, the Interest Income Portfolio, the
         Corporate Bond Portfolio and the Government Securities Portfolio attributable to Western National employees, totaling $1,085,589, were transferred to the WesternSave Plan.

                                CONSECOSAVE PLAN

4.   Changes in Net Assets Available for Plan Benefits By Portfolio

                                                               For the Year Ended December 31, 1995
                           --------------------------------------------------------------------------------------------------------

                             Corporate   Interest                 Money    Government     Conseco       CCP       BLH
                                Bond      Income      Equity      Market   Securities      Stock       Stock     Stock
                             Portfolio  Portfolio    Portfolio   Portfolio  Portfolio     Portfolio  Portfolio  Portfolio   Total
                           --------------------------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends             $  501,518 $ 1,376,319 $    520,472 $  493,510 $  303,237 $      23,933 $   3,353 $   44,672 $ 3,267,014

   Net realized gains
     (losses) on sales
     of investments           222,936          --    3,995,336         --    177,243        43,724    (7,215)   (19,228)  4,412,796

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments           603,468          --    1,918,265         --    242,134     2,369,540    55,881      6,457   5,195,745
                          ----------------------------------------------------------------------------------------------------------

        Net investment
          income            1,327,922   1,376,319    6,434,073    493,510    722,614     2,437,197    52,019     31,901  12,875,555
                          ----------------------------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions            837,512   2,632,129    2,755,029  1,191,223    615,250       924,044    82,752     56,987   9,094,926

   Employer
     contributions              --          --           --         --         --        2,810,580        --         --   2,810,580
                          ----------------------------------------------------------------------------------------------------------

        Total
          contributions       837,512   2,632,129    2,755,029  1,191,223    615,250     3,734,624    82,752     56,987  11,905,506
                          ----------------------------------------------------------------------------------------------------------

Deductions:

   Benefits paid            1,084,494   4,252,729    3,361,726  2,293,114  1,111,133       966,742    90,513    192,959  13,353,410

   Custodial fees               3,408         185        7,177      3,483      2,282           605       544        498      18,182
                          ----------------------------------------------------------------------------------------------------------

       Total deductions     1,087,902   4,252,914    3,368,903  2,296,597  1,113,415       967,347    91,057    193,457  13,371,592
                          ----------------------------------------------------------------------------------------------------------

Net employee transfers     (1,064,660)    471,332      711,101    528,753   (318,536)      305,355  (557,402)   (75,943)         --
                          ----------------------------------------------------------------------------------------------------------

Net increase (decrease)
  in net assets available
  for plan benefits            12,872     226,866    6,531,300    (83,111)   (94,087)    5,509,829  (513,688)  (180,512) 11,409,469

Net assets available for
  plan benefits,
  beginning of year         6,759,602  21,053,290   17,313,910  8,293,737  4,525,516     4,902,167   519,683  1,478,678  64,846,583
                          ----------------------------------------------------------------------------------------------------------

Net assets available for
  plan benefits, end
  of year                 $ 6,772,474 $21,280,156 $ 23,845,210 $8,210,626 $4,431,429 $  10,411,996 $   5,995 $1,298,166 $76,256,052
                          ==========================================================================================================



                                CONSECOSAVE PLAN

4.   Changes in Net Assets Available for Plan Benefits By Portfolio (Continued)

                                                              For the Year Ended December 31, 1994
                          ----------------------------------------------------------------------------------------------------------

                           Corporate     Interest                  Money     Government    Conseco      CCP        BLH
                              Bond        Income      Equity       Market    Securities     Stock      Stock      Stock
                           Portfolio    Portfolio    Portfolio   Portfolio   Portfolio    Portfolio  Portfolio  Portfolio   Total
                          ----------------------------------------------------------------------------------------------------------
Investment Income:

   Interest and
     dividends            $   566,540 $  1,166,629 $   361,413 $   328,255 $   400,659 $    56,906 $   4,022 $    5,389 $ 2,889,813

   Net realized gains
     (losses) on sales
     of investments          (361,185)          --     255,954          --    (483,046)    (33,805) (110,938)       (20)   (733,040)

   Net unrealized
     appreciation
     (depreciation)
     in fair value
     of investments          (395,217)          --     (96,626)         --     (14,360) (1,358,168) (123,418)    (2,057) (1,989,846)
                          ----------------------------------------------------------------------------------------------------------

        Net investment
          income             (189,862)   1,166,629     520,741     328,255     (96,747) (1,335,067) (230,334)     3,312     166,927
                          ----------------------------------------------------------------------------------------------------------

Contributions:

   Employee
     contributions          1,166,327    1,983,414   2,054,195     865,725     751,284     762,079   259,412    104,558   7,946,994

   Employer
     contributions             22,261       19,240       6,710       3,750       2,312     386,565     3,625  1,134,293   1,578,756
                          ----------------------------------------------------------------------------------------------------------

        Total
          contributions     1,188,588    2,002,654   2,060,905     869,475     753,596   1,148,644   263,037  1,238,851   9,525,750
                          ----------------------------------------------------------------------------------------------------------

Deductions:

   Benefits paid              831,106    2,745,665   1,950,410   1,310,469     975,512     409,630   100,897      8,717   8,332,406

   Custodial fees               3,861            7       9,488       3,428       2,169         321       321         75      19,670

   Transfer of assets
     to WesternSave Plan      119,418      279,007      98,686     114,073      23,058     451,347        --         --   1,085,589
                          ----------------------------------------------------------------------------------------------------------

        Total deductions      954,385    3,024,679   2,058,584   1,427,970   1,000,739     861,298   101,218      8,792   9,437,665
                          ----------------------------------------------------------------------------------------------------------

Net employee transfers     (2,007,123)   4,057,168  (1,743,264)    231,431  (1,599,287)    774,222    41,546    245,307          --
                          ----------------------------------------------------------------------------------------------------------
Net increase (decrease)
  in net assets available
  for plan benefits        (1,962,782)   4,201,772  (1,220,202)      1,191  (1,943,177)   (273,499)  (26,969) 1,478,678     255,012

Net assets available
  for plan benefits,
  beginning of year         8,722,384   16,851,518  18,534,112   8,292,546   6,468,693   5,175,666   546,652         --  64,591,571
                          ----------------------------------------------------------------------------------------------------------

Net assets available
  for plan benefits,
  end of year             $ 6,759,602 $ 21,053,290 $17,313,910 $ 8,293,737 $ 4,525,516 $ 4,902,167 $ 519,683 $1,478,678 $64,846,583
                          ==========================================================================================================



                                CONSECOSAVE PLAN
              ITEM 27(A) - SCHEDULE OF ASSETS HELD FOR INVESTMENTS
                                December 31, 1995

                     (c)                                                (d)                 (e)
         Description of Investment                                     Cost            Current Value
Assets Held in Common/Collective Trust                              $66,951,121         $73,445,472
         ConsecoSave Trust



                                CONSECOSAVE PLAN
                ITEM 27 (D) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      For the Year Ended December 31, 1995

                                                                                                  Current
                                                                          Expenses                Value of
Identity       Description          Number                                Incurred      Cost      Asset on
of Party            of                of         Purchase    Selling        with         of     Transaction    Gain     Employee
Involved       Transactions      Transactions     Price       Price      Transaction    Asset      Date       (Loss)   Withdrawals
- -----------------------------------------------------------------------------------------------------------------------------------
Various    Employee Withdrawals       44            --          --           --          --   $  13,353,410     --   $ 13,353,410


                                CONSECOSAVE PLAN




                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of the Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                      CONSECOSAVE PLAN


Dated:  June 26, 1996                                 By: /s/ ROLLIN M. DICK
                                                         -------------------
                                                       Rollin M. Dick, Trustee